SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to the Market Announcements of December 12, 2014 and March 17, 2015, we hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras approved today, the new renegotiation of the debt of Amazonas Energia Distribuidora de Energia S.A (“Amazonas Energia”), Companhia de Eletricidade do Acre (“Eletroacre”), Centrais Elétricas de Rondônia S.A (“Ceron”) and Boa Vista Energia S.A (“Boa Vista”) with Petrobras Distribuidora S.A. ("Br Distributora") and Petroleo Brasileiro S.A. ("Petrobras"), for the supply of oil and gas fuel, amounting to approximately R$ 3.3 billion, on the base date of June 10, 2015.

The mentioned debt, already recognized in the financial statements of the aforementioned distribution companies will be paid in 18 monthly installments, with the first installment due within 30 days after the signing of the contracts, whose balances will be adjusted by the Selic interest rate.

The aforementioned renegotiation was made possible, due to the approval, on this date, by the Eletrobras Board of Directors, in accordance with the fourth paragraph of Article 36 of Decree 4,541/2002 and the Ministerial Decree of the Ministries of Mines and Energy and Finance No.372, of August 4, 2015, of the signing of Terms of Confession and Renegotiation of the Debt of the Energy Development Account - CDE to the distribution companies Amazonas Energia, Boa Vista, Ceron and Eletroacre ("Terms of Renegotiation CDE") through which that sector fund recognizes be indebted to these distribution companies, amounting to approximately R$ 1.8 billion, relating to the reimbursement of fuel costs related to the service of electric energy distribution in the Isolated Systems, pursuant to art. 3 of Law No. 12.111 of December 9, 2009. According to the above Interministerial Order, the values of the renegotiated reimbursement will be adjusted by the Selic rate.

The Credits relating to the Terms of Renegotiation CDE were approved by the Agência Nacional de Energia Elétrica ("ANEEL") and will be used as guarantee of part of the renegotiated debt with Br Distribuidora and Petrobras, above mentioned.

The other part of the debt with BR Distribuidora and Petrobras, in the amount of R$ 1.5 billion, will be guaranteed by Eletrobras, which added to the credits of the Terms of Renegotiation CDE, represent a guarantee in the amount of R$ 3.3 billion.

Eletrobras will keep the market informed about the operations mentioned in this market announcement, which is subject to approval of the competent bodies, as well as the signing of the definitive contractual agreements.

Eletrobras will also keep the market informed in relation to the recognition by ANEEL of other credits regarding fuel cost reimbursement, related to the public service of distribution of electric energy in the Isolated Systems, pursuant to art. 3 of Law No. 12.111/2009, whose processes are under review by Aneel.

Rio de Janeiro, August 14, 2015

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.